Exhibit 99.2

SHARE PURCHASE AGREEMENTThis SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 27, 2025 (the “Execution Date”)BY AND BETWEEN:1. Joong-jae Lee, residing at 103-2601, 31 Ogeum-ro 32-gi1, Songpa-gu, Seoul (Date of Birth: August 18, 1979)2. Myung-jong Kim, residing at 105-1103, 310 Gaepo-ro, Gangnam-gu, Seoul (Date of Birth: September 10, 1968)3. Yoon-wook Eo, residing at D-3304, Star City, 262 Achasan-ro, Gwangjin-gu, Seoul (Jayang- dong 227-7) (Date of Birth: December 3, 1987)4. Phillip Kim, residing at 640-3 203, Yeoksam-dong, Gangnarn-gu, Seoul (Date of Birth: December 6, 1997)5. The other sellers set forth in Appendix 1 hereto (collectively, the “Sellers” and each, a “Seller”)6. K Wave Media Ltd., a company duly incorporated and existing under the laws of the Cayman Islands, with its registered office at 121 South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands (the “Buyer”, Sellers and the Buyer are hereinafter collectively referred to as the “Parties” and each, a “Partr”)RECITALS1. Rabbit Work Inc., a company duly incorporated and existing under the laws of the Republic of Korea with its registered office at 24 Hakdong-ro 5-gi1, Gangnam-gu, Seoul (Nonhyeon- dong) (the “Company”), is engaged in the business of video and content media production.2. As of the date of this Agreement, the Sellers are the legal and beneficial owners of 110,000 common shares out of the 200,000 total issued and outstanding shares of the Company (representing a 55% equity interest, hereinafter the “Subject Shares”), as set forth in Appendix 2.3. The Sellers desire to transfer the Subject Shares to the Buyer, and the Buyer desires to acquire the Subject Shares from the Sellers, in exchange for common shares to be issued by the Buyer (the “Consideration Shares”), on the terms and subject to the conditions set forth in this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.ARTICLE 1DEFINITIONS1.1 Definitions.As used in this Agreement, the following terms have the meanings set forth below.“Affiliate” means, with respect to any Person, an “affiliate” as defined in the Monopoly Regulation and Fair Trade Act of Korea.“Base Financial Statements” means the separate financial statements of the Company as of December 31, 2024, included in its consolidated audited report.“Representative” means, with respect to any Person(as defined below), such Person's officers, directors, employees, consultants, and agents (including, without limitation, financial, accounting, and legal advisors), and other representatives.“Knowledge,” “known,” or any similar phrase, means (a) with respect to a natural Person, the actual kno ledge of slich vers, n, or the knowl d e,{ha such Person would liave had if such 'exercised th'ary duty of care'urse of his or her âii,“and (b) with respect to a Person that is not a natural Person, the actual knowledge of any of its registered executive officers, or the knowledge that such officers would have had if they had exercised the ordinary duty of care in the course of their duties. With respect to any fact concerning the Company, any matter shall be deemed to be within the Knowledge of the Sellers if any Seller or any registered or unregistered offieer or team leader or higher-level employee of the Company has actual knowledge of such matter or would have had knowledge of such matterhad they exercised the ordinary duty of care in the course of their duties.“Law” or “Laws” means any constitution, law, statute, treaty, convention, ordinance, rule, regulation, administrative interpretation, or other requirement enacted, adopted, promulgated, or applied by any Governmental Authority that is in effect and has regulatory force at the relevant time.“Person” means any individual, corporation, partnership, unincorporated association, trust, Governmental Authority, or other entity.“Performance-Based Consolidated Operating Profit” means the consolidated operating profit of the Company as determined in accordance with the Korean International Financial Reporting Standards (K-IFRS), provided that the following items of income and expense shall be excluded: (a) non-recurring income or expenses not directly related to operations (such as gains or losses on the disposal of tangible assets); (b) income or expenses arising from the acquisition or disposal of other companies or businesses made at the Buyer's discretion after the Closing of the Transaction; and (c) non-recurring expenses such as costs related to the Transaction (including, but not limited to, advisory fees) and any management advisory fees charged by the Buyer to the Company.“Tax” or “Taxes” means any and all national, local, customs, and other taxes of any kind whatsoever imposed or collected by any Governmental Authority.“Litigation” means any lawsuit, application, settlement proceeding, arbitration, administrative appeal, hearing, investigation, or inquiry pending before any Governmental Authority.“Business Day” means any day (other than a Saturday, Sunday, or public holiday or Labor Day in the Republic of Korea) on which commercial banks are open for business in the Republic of Korea.“Threatened” means, with respect to any Litigation or other matter, that a cause of action or other issue has been asserted or raised in writing (including by email), or that written notice has been received indicating that such Litigation or other matter will be asserted or raised.“Peimit” means any patent, permit, license, approval, authorization, registration, eonsent, not’ ca o;rqgr;òtice, or d sió gtànted by or required to beni Governmépltil tJiority.“Subsidiary Performance-Based Operating Profit” means, with respect to a particular subsidiary, the operating profit as stated in its separate financial statements audited by an external auditor, provided that any income or expenses arising from intercompany transactions with the Company or other subsidiaries and any non-recurring income or expenses shall be excluded.“Governmental Authority” means any legislative, executive, or judicial body of the Republic of Korea or any other country, and any person or entity delegated authority therefrom or exercising similar authority or functions (including arbitration bodies, stock exchanges, and the like).“Encumbrance” means any legal or contractual restriction on ownership, including security interests, usufructuary rights, attachments, provisional attachments, rights of first refusal, repurchase agreements, options, and other similar forms of encumbrances.“Organizational Documents” means, with respect to any Person, the articles of incorporation and board of directors regulations related to the establishment, existence, and operation of such Person.“Material Adverse Effect” means any event, change, or effect that, individually or in the aggregate with other events, changes, or effects, has had or would reasonably be expected to have a adverse effect on the business, assets, or financial condition of the Company; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect:(a) any change in the economic, political, or social environment in the Republic of Korea or internationally; (b) the occurrence, continuation, or worsening of any war, act of God, terrorism, civil war, or natural disaster; (c) any change in financial or securities markets; or (d) any change in Laws or generally accepted accounting principles or standards.“Material Contract” means any of the following contracts to which the Company is a party and which is effective as of the date of this Agreement.(1) any contract under which the aggregate economic burden (including total payments or debt) or economic right (including total receipts or receivables) exceeds KRW 700,000,000 in a single fiscal year;(2) any contract requiring capital expenditures in excess of KRW 700,000,000;(3) any contract for the purchase, sale, or lease of movable properties or other assets with an aggregate consideration exceeding KRW 700,000,000;(4)any contract for Je lending or borrowing of money in an amount exceeding KRW(5) any contract creating a security interest in the Company's assets or under which the Company has provided a guarantee;(6) any contract relating to a merger, spin-off, comprehensive share exchange or transfer, share purchase, business transfer, or other similar corporate reorganization and/or operation of the Company;(7) any collective bargaining agreement, wage agreement, labor-management agreement, or any other agreement, regardless of its title, entered into collectively with a labor union or employees of the Company;(8) any contract with any Seller, any officer or employee of the Company, or any of their respective Related Parties (with Related Party status determined as of the date of this Agreement);(9) any contract relating to the license of Intellectual Property Rights;(10) any settlement or conciliation agreement relating to Litigation or customer claims;

any contract with a Governmental Authority;(12) any contract that restricts, in whole or in part, the business activities or operations of the Company, such as non-compete, non-solicitation, or no-hire provisions;(13) any contract that grants exclusive, sole, or preferential rights to a counterparty or receives such rights from a counterparty;(14) any contract that grants a third party a veto or consent right over the Company's decision-making or a right to nominate or recommend members of the board of directors;(15) any shareholders' agreement concerning the Company, or any partnership, joint management, joint investment, joint venture, joint sales, joint business, or strategic alliance agreement between the Company and a third party, or between the Company's shareholders and a third party (limited to agreements related to the management or business activities of the Company);(16) any contract requiring the consent of, consultation with, or notice to the counterparty, or granting the counterparty the right to terminate, claim damages, or amend the contract in the event of a change of control or a change in major shareholders of the‹.(%‘,,;" "" ”;›.:(17) arty contract that requires a resolution of the Company's shareholders' meeting or board of directors.“Intellectual Property Rights” means, whether registered or registrable, all trademarks, service marks, trade names, inventions, patents, trade secrets, copyrights, research and development results, know-how, internet domain names, or other similar types of intellectual property, and all registrations and applications therefor.“Ordinary Course of Business” means the ordinary course of business consistent with past practice.“Required Consents” means, collectively, Required Governmental Approvals and Required Third-Party Consents.“Required Governmental Approvals” means all approvals from Governmental Authorities that any Party or the Company must obtain or complete before the Closing in connection with the execution and performance of this Agreement.“Required Third-Partv Consents” means all consents or approvals that any Party or the Company must obtain from any third party (other than a Governmental Authority) before the

Closing in connection with the execution and performance of this Agreement (including cases where failure to obtain such consent or approval, or failure to consult or notify, would constitute a breach of contract, entitle the third party to terminate the contract, or trigger adverse consequences such as acceleration of debt).“Permitted Encumbrances” means (i) Encumbrances that do not materially affect the current use or value of the assets owned or used by the Company or the operation of such assets; (ii) Taxes, assessments, or other governmental charges that are not yet delinquent or are being contested in good faith by appropriate proceedings, and any Encumbrances related thereto; (iii) zoning, land use regulations, and other legal restrictions imposed by a Governmental Authority that do not materially affect the current use of the assets owned or used by the Company; or(iv) liens or other Encumbrances granted to a counterparty under a contract entered into in the Ordinary Course of Business or arising in the Ordinary Course of Business that do not materially affect the business of the Company.1.2 Interpretation .Unless this Agreement expressly provides otherwise, (i) any reference to this Agreement or any other agreement or document shall be deemed to refer to such agreement or document as amended, modified, or supplemented from time to time; (ii) the terin “including” (and its variations) shall be deemed to be followed by the words “without limitation"; (iii) words in the singular shal$include the plur I d vic,e versa; and j ) refGr rices to a n ber of days shall meañ-.radar days unless “Bu” ’‘ “Days” are spe " .' e appendices, schedules, and exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and Sections are for convenience only and shall not affect the interpretation of this Agreement.ARTICLE 2EXCHANGE OF SHARES2.1 Share Exchange.On the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall transfer the Subject Shares held by such Seller to the Buyer, and in consideration therefor, the Buyer shall issue and deliver to each Seller the Consideration Shares(the “Consideration Shares”) as provided in this Article 2 (the “Transaction”).2.2 Consideration for the Transaction.(1) For the purpose of the Transaction, the total equity value of the Company's 200,000

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issued and outstanding shares is valued at KRW 16,500,000,000, and accordingly, the value per Subject Share is calculated as KRW 82,500 (the "**Base Per Share Price**"). The Parties acknowledge that the Base Per Share Price includes a control premium of KRW 25,000 per share.

(2) In accordance with Section 2.2 (1), the aggregate value of the 110,000 Subject Shares (55% equity interest) to be transferred by the Sellers is KRW 9,075,000,000 (the "**Base Consideration**"), and the Base Consideration for each Seller is as set forth in Appendix 2.

(3) As consideration for the Transaction, the Buyer shall deliver to each Seller Consideration Shares with a value equivalent to the Base Consideration. The number of Consideration Shares to be delivered shall be calculated by dividing each Seller's portion of the Base Consideration by the per-share value of the Consideration Shares, which shall be the arithmetic average of the closing prices for the five (5) consecutive Business Days ending on the day immediately preceding August 21, 2025.

2.3 Earn-out Consideration.

If the Company's "Performance-Based Consolidated Operating Profit" for either the 2025 or 2026 fiscal year is KRW 1,200,000,000 or more, the Buyer shall, after the finalization of the financial statements for the fiscal year in which such condition is met, issue and deliver to the Sellers additional Consideration Shares with a value of KRW 9,075,000,000. The number of such additional Consideration Shares shall be calculated in accordance with Section 2.2 (3).

2.4 Negotiation for Remaining Shares.

The Parties agree to negotiate in good faith to enter into an agreement for the acquisition of the remaining 90,000 shares (45%) of the Company (the "**Remaining Shares**") by way of a share exchange on or before December 31, 2026. The specific terms and structure of such transaction shall be negotiated based on the valuation set forth in this Agreement, in accordance with the principle of good faith.

ARTICLE 3 CLOSING

3.1 Closing.

The closing of the Transaction (the "**Closing**") shall take place at the offices of SL Partners, Annex 1F, 313 Sinbanpo-ro, Seocho-gu, Seoul, or at such other place as the Parties may mutually agree, on August 27, 2025, or on such other date as the Parties may mutually agree (the "**Closing Date**"), subject to the satisfaction or waiver (by the Party entitled to waive) of

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the conditions precedent set forth in Article 6.3.2 Sellers' Deliverables at Closing.At the Closing, simultaneously with the performance by the Buyer of its obligations under Section 3.3, the Sellers shall deliver to the Buyer the following:(1) The share certificates representing the Subject Shares held by each Seller, duly issued by the Company;(2) A copy (certified as a true copy) of the Company's shareholder register showing the Buyer as the registered holder of the Subject Shares in accordance with the Transaction; and(3) Such other documents as the Buyer may reasonably request.3.3 Buyer's Deliverables at Closing.At the Closing, simultaneously with the performance by the Sellers of their obligations under Section 3.2, the Buyer shall perform the following:(1) Issue and deliver to each Seller the Consideration Shares calculated in accordance. witb function 2.2. *‘}-, " y' ..’+         xm(2) Deliver a copy (certified as a true copy) of the Buyer's shareholder register showing each Seller as the registered holder of the Consideration Shares in accordance with the Transaction.ARTICLE 4REPRESENTATIONS AND WARRANTIES4.1 Sellers' Representations and Warranties Regarding the Sellers.The Sellers, represent and warrants to the Buyer that the statements contained in Appendix 3.1 are true and correct as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date).4.2 Sellers' Representations and Warranties Regarding the Company.The Sellers, represent and warrant to the Buyer that the statements contained in Appendix 3.2 are true and correct as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date).4.3 Buyer’s Representations and Warranties.The Buyer represents and warrants to the Sellers that the statements contained in Appendix 3.3 are true and correct as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date).ARTICLE 5COVENANTS5.1 Pre-Closing Covenants.The Parties covenant and agree as follows from the date of this Agreement until the Closing.(1) Best Efforts. Each Party shall use its best efforts to take, or cause to be taken, all actions necessary to consummate the Transaction, including satisfying the conditions precedent set forth in Article 6, performing its obligations under this Agreement, and executing any documents and instruments necessary for the Transaction. Each Party shall promptly notify the other Party in writing of any breach of its representations, warranties, covenants, or other obligations hereunder, or of any fact that would causebreach.,(›. qg.(2) Conduct of Business. The Sellers shall cause the Company to conduct its business in the Ordinary Course of Business consistent with past practice. Without the prior written consent of the Buyer, the Sellers shall cause the Company not to take any of the following actions, except as necessary to satisfy the conditions precedent and pre- closing covenants of this Agreement:(i) amend the Company's articles of incorporation, board of directors regulations, or other similar internal rules;(ii) issue shares, convertible bonds, bonds with warrants, or other equity-linked securities, or issue or grant stock options (except for the exercise of previously issued or granted securities or rights);(iii) effect any share consolidation, share split, change in the class of shares, capital reduction, or share cancellation, or take any other action that would result in a change to the total number of issued shares, par value, or stated capital of the Company;(iv) incur any indebtedness for borrowed money in an amount exceeding KRW

1,000,000,000;(v) make any new investment of funds in an amount exceeding KRW 1,000,000,000;(vi) change any accounting policies (unless required by applicable Laws);(vii) declare or pay any dividends;(viii) effect any merger, spin-off, split-merger, comprehensive share exchange or transfer, or transfer of all or a material part of its business;(ix) change, abandon, or discontinue its business purposes;(x) file for dissolution, liquidation, bankruptcy, or rehabilitation proceedings;(xi) sell or dispose of any assets in an amount exceeding KRW 1,000,000,000; or(xii) agree or commit to do any of the foregoing.(3) Required Consents. The Buyer shall promptly take all necessary actions to obtain all Required Consents and complete all procedures required in connection with the T nsaction befo the Closing Date, includin taipihg any Pe for)t, 'd-party consents required by applicable Laws or contracts to which the Buyer “ party (and fulfilling any conditions or obligations imposed on such Required Consents).(4) Access to Information. From the date of this Agreement until the Closing Date, upon the Buyer's request, the Sellers shall provide the Buyer with information and documents concerning the Company and shall permit the Buyer to visit the Company's offices and facilities and to meet with its officers and employees to discuss the Company's business. The Sellers shall comply with such requests by providing the requested information and documents and arranging such visits and meetings, or by causing the Company to do so.5.2 Post-Closing Covenants.The Parties covenant and agree as follows after the Closing.(1) Non-Competition. For a period of five (5) years from the Closing Date, the Sellers shall not, without the prior written consent of the Buyer, directly or indirectly, (i) engage in any business that is the same as or similar to the business conducted by the Company as of the date of this Agreement, within the Republic of Korea, or (ii) acquire any shares or equity interests in, or be employed by, any company engaged in a business that is the same as or similar to the business conducted by the Company as of the date of this Agreement. The Sellers shall also cause their Related Parties not to engage in any of the foregoing activities.(2) Retention of Kev Management. For a period of[6] years from the Closing Date (the “Term Guarantee Period”), the Buyer shall cause the Company to retain Joong-jae Lee, Myung-jong Kim, Yoon-wook Eo, and Phillip Kim (the “Kev Management”) in their current management positions and to ensure their terms of office. Notwithstanding the foregoing, if any member of the Key Management, during the Term Guarantee Period, (i) violates any Law or the Company's articles of incorporation through wi11fu1 misconduct or gross negligence, (ii) materially breaches this Agreement or any agreement entered into in connection with the Transaction, (iii) breaches the duty of care or loyalty as a director, thereby causing damage to the Company, (iv) engages in an act of embezzlement or breach of trust against the Company, such as leaking trade secrets or materially damaging the Company's reputation or credit, (v) is reasonably determined to be unable to perform his or her duties for three (3) months or more due to physical or mental reasons, or (vi) engages in any other act comparable to the foregoing that makes his or her continued service as a member of management significantly inappropriate by social norms (any of the foregoing, a “Cause for Termination”), the Buyer may, through a resolution of the board of directors or shareholders' meeting, take necessary measures such as dispiissal pr suspens q of duties of such meMber,.and§uch action shall not be deemed a' fi"Sf the obligaguarantee the tefice.(3) Management Performance Bonus. The Buyer shall cause the Company to pay an incentive bonus to Joong-jae Lee, Myung-jong Kim, Yoon-wook Eo, and Phillip Kim (the “Bonus Recipients”) from a fund (the “Bonus Fund”) equal to 20% of the amount by which the Company's Performance-Based Consolidated Operating Profit for each fiscal year exceeds KRW 2,000,000,000. The Bonus Fund shall be paid only to Bonus Recipients who are employed by the Company as of the payment date and are not subject to any Cause for Termination (as defined in Section 5.2(2)). The portion allocated to any ineligible recipient shall be forfeited. The total Bonus Fund shall be distributed among the eligible Bonus Recipients based on reasonable performance criteria and shall be paid within [30] days after the completion of the external audit for the relevant fiscal year. The total amount of the Bonus Fund paid in any fiscal year shall not exceed KRW [700,000,000].(4) Board Composition and Operation. The Parties agree that, following the Closing Date, the board of directors of the Company shall consist of five (5) directors. Three (3) directors shall be nominated by the Buyer, and two (2) directors shall be nominated by the management upon the joint recommendation of Joong-jae Lee and Myung-jong

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Kim. Each Party shall exercise its voting rights at the shareholders' meeting to elect the nominees of the other Party. The Chief Executive Officer (CEO) of the Company shall be appointed from among the directors nominated by the management, and the Chief Financial Officer (CFO) and the Chairman of the Board shall be appointed from among the directors nominated by the Buyer. In the event of a vacancy on the board due to resignation, removal, or otherwise, the Party that nominated the vacating director shall have the right to nominate a successor, and the other Party shall cooperate in the appointment of such successor.

(5) Acquisition of Remaining Subsidiary Shares. Following the Closing Date, the Company shall acquire the remaining 49% equity interest (the "**Subsidiary Subject Shares**") in each of Nice Production, Dal C Film, and Just Creative (each, an "**Acquisition Subsidiary**") by issuing convertible bonds in an aggregate principal amount equal to the acquisition price in exchange for the Subsidiary Subject Shares, provided that the aggregate 'Performance-Based Operating Profit' of each Acquisition Subsidiary for the three-year period from January 1, 2025, to December 31, 2027, meets the acquisition conditions set forth below. The conversion price of the convertible bonds shall be KRW 82,500 per share. The acquisition process shall commence after the completion of the audit for the 2027 fiscal year. The Sellers hereby jointly and severally guarantee that the shareholders of the respective Acquisition Subsidiaries will perform their obligation to sell the Subsidiary Subject Shares.

Subsidiary	Acquisition Condition (3-Year Agg. Operating Profit)	Acquisition Price (Principal Amount of CBs)
Nice Production	KRW 3.0 billion or more	KRW 4.95 billion
Dal C Film	KRW 1.9 billion or more	KRW 3.0 billion
Just Creative	KRW 0.8 billion or more	KRW 1.2 billion

(6) Transfer Restriction and Lock-up. Each Seller agrees not to sell, transfer, pledge, or otherwise dispose of the Consideration Shares received pursuant to Section 2.2 (the "**Initial Swap Shares**") without the prior written consent of the Buyer during the following periods. The Sellers shall cooperate with any measures required under applicable laws and regulations to enforce this transfer restriction and lock-up, including placing a restrictive legend through the Depository Trust Company (DTC) or the Buyer's transfer agent.

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1. 50% of the total Initial Swap Shares: For the period ending on the earlier of (i) the date that is three (3) months after the Closing Date, or (ii) November 15, 2025.

2. The remaining 50% of the total Initial Swap Shares: For a period of six (6) months from the Closing Date (date of issuance).

(7) Limitation of Officer Liability. The Buyer shall cause the Company not to hold any person who served as a registered officer of the Company prior to the Closing Date civilly or criminally liable for any act or omission performed in good faith and with reasonable business judgment in the course of his or her duties. This provision shall not apply to (i) any intentional illegal act or criminal offense, such as fraud, embezzlement, or breach of trust, or (ii) any act that constitutes a breach of the Sellers' representations, warranties, or covenants under this Agreement. Nothing in this Section shall be construed to limit or affect the Buyer's right to claim damages under Article 7 of this Agreement.

(8) Post-Closing Cooperation for Defense. If, after the Closing Date, any Seller is required by law or a governmental order, or needs to defend against an investigation by a Governmental Authority (including tax authorities), or needs to pursue or defend litigation to which it is a party, and requests access to the Company's books and records or information about the Company, the Buyer shall, to the extent permitted by law, cause the Company to allow such Seller or its representatives to inspect such books and records and to provide the necessary information and documents.

ARTICLE 6 CONDITIONS PRECEDENT TO CLOSING

6.1 Conditions to Buyer's Obligation to Close.

The obligation of the Buyer to effect the Closing is subject to the satisfaction of the following conditions, unless waived in writing by the Buyer.

(1) The representations and warranties of the Sellers set forth in Section 4.1 and Section 4.2 shall be true and correct as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date).

(2) The Sellers shall have performed all covenants and obligations required to be performed by them under this Agreement on or before the Closing Date.

(3) No judgment, order, or other action by any court or Governmental Authority shall be in effect that prohibits or materially restricts the Transaction.

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(4) All Required Consents (including any conditional or burdened approvals) shall have been obtained6.2 Conditions to Sellers' Obligation to Close.The obligation of the Sellers to effect the Closing is subject to the satisfaction of the following conditions, unless waived in writing by each of the Sellers.(1) The representations and warranties of the Buyer set forth in Section 4.3 shall be true and correct as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date).(2) The Buyer shall have performed all covenants and obligations required to be performed by it under this Agreement on or before the Closing Date.(3) No judgment, order, or other action by any court or Governmental Authority shall be in effect that prohibits or materially restricts the Transaction.(4) All Required Consents (including any conditional or burdened approvals) shall have been obtained.INDEMNIFICA'7.1 Indemnification.(1) A Party (the “Indemnifvine Party”) shall indemnify, defend, and hold harmless the other Party (and its officers, employees, advisors, agents, and affiliates, the “Indemnified Partv”) from and against any and all losses, damages, liabilities, claims, costs, and expenses (including reasonable attorneys' fees and litigation costs) (collectively, “Losses”) incurred by the Indemnified Party arising out of or relating to(i) any breach of any representation or warranty made by the Indemnifying Party in this Agreement or (ii) any breach of any covenant or other obligation of the Indemnifying Party in this Agreement.(2) Even if the Buyer knew or should have known of a breach of any representation or warranty by any Seller on or before the date of this Agreement or the Closing Date, such Seller shall remain liable for damages for such breach.7.2 Survival of Representations and Warranties.(1) The representations and warranties of the Sellers under Sections 4.1 and 4.2 shall survive the Closing and remain in full force and effect until the date that is [24] months after the Closing Date; provided, however, that the representations and warranties in Section (12) (Employment Matters), Section (13) (Taxes), and Section (18) (Environment, Health, and Safety) of Appendix 3.2 shall survive until the expiration of the applicable statute of limitations under the relevant Laws, and the representations and warranties in Appendix 3.1 (Sellers’ Representations and Warranties Regarding the Sellers) and in Section (1) (Incorporation, Organization, Authority, and No Violation), Section (2) (No Violation), and Section (3) (Capitalization) of Appendix3.2 shall survive indefinitely.(2) The liability for damages arising from a breach of any pre-Closing covenant or other obligation under this Agreement shall survive until the date that is 24 months after the Closing Date, and the liability for damages arising from a breach of any post-Closing covenant or other obligation shall survive until the expiration of the period specified for such covenant or obligation.7.3 Limitations on Indemnification.The indemnification obligations of the Parties under Section 7.1 shall be subject to the following limitations.ti)The Indemnify $ Pyhall not be liable fany Losses arising from any individual* claim(an individ "Al ' being a single eveg rise to an indemni get claim, provided that a series of related events arising from substantially the same or similar facts, circumstances, or causes shall be treated as a single claim) unless the amount of such Losses exceeds KRW 10,000,000 (the “De Minimis Amount”). For the purpose of determining whether the De Minimis Amount has been met, if the breach of the Sellers' representation or warranty relates to the Company, the full amount of the Loss incurred by the Company shall be considered. If a Loss exceeds the De Minimis Amount, the entire amount of such Loss shall be subject to indemnification.(2) The Indemnifying Party shall not be liable for any Losses unless the aggregate amount of all Losses exceeds 1% of the Base Consideration, in which case the Indemnifying Party shall be liable only for the amount of such Losses that exceeds 1% of the Base Consideration(for clarity, not the entire amount of such Losses).(3) The aggregate amount of indemnification payments to be made by the Indemnifying Party to the Indemnified Party shall not exceed 10% of the Base Consideration.7.4 Tax Treatment of Indemnification.Any indemnification payment made under this Agreement shall be treated as an adjustment to

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the Purchase Price for tax purposes, unless otherwise required by applicable Law.

ARTICLE 8 TERMINATION

8.1 Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Closing by the mutual written consent of all Parties.

8.2 Termination by Sellers or Buyer.

This Agreement may be terminated by written notice from the applicable Party to the other Party as follows, provided that the terminating Party is not the Party whose breach caused the termination event, and provided further that this Agreement may not be terminated for any reason after the Closing has occurred. Any termination of this Agreement must be in its entirety; partial termination shall not be permitted. For purposes of this Article 8, the Sellers shall be treated as a single Party, and may only terminate this Agreement jointly.

(1) By the non-breaching Party, if there has been a material breach of any representation, warranty, covenant, or other obligation by the other Party, and such breach is not curable or, if curable, is not cured within [10] Business Days after written notice thereof; provided, however, that the Buyer may exercise its right to terminate under this subsection due to a breach of the Sellers' representation, warranty, or other obligation only if such breach has resulted in a Material Adverse Effect.

(2) By any Party, if a court or other Governmental Authority has issued a final and non-appealable order permanently restraining or prohibiting the Closing.

(3) By the non-breaching Party, if the other Party fails to perform its closing obligations under Article 3 after all conditions precedent in Article 6 have been satisfied.

(4) By any Party, if dissolution, liquidation, bankruptcy, or rehabilitation proceedings are initiated against the Company.

(5) By any Party, if the performance of this Agreement becomes substantially impossible due to an act of God or other force majeure event.

8.3 Effect of Termination.

(1) If this Agreement is terminated pursuant to Section 8.1 or 8.2, this Agreement shall become void and have no effect. However, the provisions of Article 1, Article 7, Article 8, and Article 9 shall survive any termination of this Agreement. The

- 16 -

termination of this Agreement shall not affect the liability of any Party for any breach of this Agreement that occurred prior to such termination.(2) In the event of termination, the Buyer shall (i) immediately return to the Sellers or destroy all documents and materials received from the Sellers, the Company, and their representatives in connection with the Transaction (including causing its representatives to do the same) and shall provide the Sellers with a written confirmation of such return and destruction, and (ii) keep confidential all information obtained in connection with the Transaction.ARTICLE 9MISCELLANEOUS9.1 Confidentialitv.(1) From the date of this Agreement, each Party shall keep the following information strictly confidential and shall not disclose it to any third party or use it for any purpose unrelated to this Agreement or the Transaction. No Party shall issue any press release or make any public announcement concerning this Agreement or the Transaction without the prior consent of the other Party.(ii)       The content of the negotiations related to this Agreement.(üi) In the case of the Buyer, any confidential information regarding the Sellers, their affiliates, the Company, or their respective representatives that was provided to the Buyer, its affiliates, or their respective representatives.(2) Notwithstanding Section 9.1(1), disclosure of information is permitted in the following cases;(i) if required by applicable Law;(ii) if required in any judicial or administrative proceeding arising kom this Agreement;(iii) to a Party's representatives to the extent reasonably necessary for the execution and performance of this Agreement, provided that such representatives are bound by confidentiality obligations similar to those herein;(iv) if the information is already in the public domain without any breach of a confidentiality agreement or this Agreement.However, before disclosing information pursuant to (i) or (ii) above, the disclosing Party shall promptly notify the other Party to allow the other Party to (x) object to such disclosure or (y) consult on the timing and content of the disclosure, and shall only disclose the information to the extent required by law.9.2 Entire Agreement.This Agreement constitutes the final and entire agreement between the Parties with respect to the Transaction and supersedes all prior written or oral agreements(including, without limitation, the share purchase agreement entered into between the Parties as of August 21, 2025), representations, and warranties, all of which are terminated and replaced by this Agreement. However, any existing confidentiality agreement shall remain in effect.9.3 Amendment.This Agreement may be amended or modified only by a written agreement signed by the Parties.9.4 Waiver.Any waiver of a right or remedy under this Agreement Shall be effective only if made in a, writ@y the Party hotg such right or remedy,, knot affect any others or remedies not expressly specifieHin such writing. Except as otherwise provided herein, no failure or delay in exercising any right or remedy shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof.9.5 No Assignment.Neither Party may assign or transfer its status or its rights and obligations under this Agreement to any third party without the prior written consent of the other Party. Nothing in this Agreement shall be construed as conferring any right or remedy on any third party other than the Parties hereto.9.6 Costs and Taxes.(1) Except as otherwise provided herein, each Party shall bear its own costs and expenses incurred in connection with this Agreement and the Transaction, regardless of whether the Closing occurs.(2) Each Party shall be responsible for paying any Taxes imposed on it under applicable18 -

Law in connection with the execution of this Agreement and the Transaction.(3) Unless expressly provided otherwise herein, all amounts payable under this Agreement shall be made without any deduction or withholding.9.7 Notices.(1) Unless otherwise agreed by the Parties, all notices and communications in connection with this Agreement shall be (i) in writing and (ii) delivered by personal delivery, email, registered or certified mail, or an internationally recognized commercial courier service.(2) Notices to each Seller shall be sent to the following addresses or such other address as each Seller may notify the Buyer in accordance with this Agreement.Seller 1Joong-jae LeeAddress: 103-2601, 31 Ogeum-ro 32-gil, Songpa-gu, Seoul Email:Seller 2Myung-jong Kim105-1103, 31 I "' 'ro, Gangnam- "*6u1'-:,âEmail:Seller 3Yoon-wook EoAddress: 102-305, 47 Dosan-daero 89-gi1, Gangnam-gu, Seoul Email:Seller 4Address: 640-3 203, Yeoksam-dong, Gangnam-gu, Seoul Email:(3) Notices to the Buyer shall be sent to the following address or such other address as the Buyer may notify the Sellers in accordance with this Agreement.Address: 121 South Church Street, George Town, Grand Cayman, KYl-1104, Cayman Islands

Email:(4) A notice shall be deemed received upon receipt, and shall be deemed to have been received.(i) if sent by registered or certified mail, on the third Business Day after dispatch;(ii) if by personal delivery or commercial courier, when delivered;(iii) if by email, upon confirmation of transmission.9.8 Severability.If any provision of this Agreement (including any sentence, phrase, or part thereof) is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not be affected. The invalid, illegal, or unenforceable provision shall be deemed replaced by a valid, legal, and enforceable provision that most closely reflects the original content, spirit, and intent of the Parties, without any further action by the Parties.9.9 Counterparts.gement may be ey number of coopterpaits, each of which sh@)aeed9.10 Governing Law and Dispute Resolution.(1) This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.(2) Any and all disputes arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the Seoul Central District Court as the court of first instance.(3) Each Party acknowledges that a breach of this Agreement may cause irreparable harm to the other Party. Accordingly, each Party shall be entitled to seek appropriate relief from a competent court, including provisional attachment, injunction, or other meanires to prevent a breach of this Agreement and to compel performance.9.11 Joint and Several Liability of Sellers.The Sellers shall be jointly and severally liable to the Buyer for their representations, warranties, covenants, and other obligations under this Agreement, and for any damages arising from a breach thereof.[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]'. -’

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized representatives as of the date first written above.

Seller 1

Joong-jae Lee

Address: 103-2601, 31 Ogeum-ro 32-gil, Songpa-gu, Seoul

/s/ Joong-jae Lee
(Signature)

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized representatives as of the date first written above.

Seller 2

Myung-jong Kim

Address: 105-1103, 310 Gaepo-ro, Gangnam-gu, Seoul

/s/ Myung-jong Kim
(Signature)

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized representatives as of the date first written above.

Seller 3

Yoon-wook Eo

Address: D-3304, Star City, 262 Achasan-ro, Gwangjin-gu, Seoul (Jayang-dong 227-7)

/s/ Yoon-wook Eo
(Signature)

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized representatives as of the date first written above.Seller 4Phillip KimAddress: 640-3 203, Yeoksam-dong, Gangnam-gu, Seoul

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized representatives as of the date first written above.

Buyer

K Wave Media Ltd.

121 South Church Street, George Town,
Grand Cayman, KY1-1104, Cayman Islands

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Authorized Representative

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

Appendia 1Other Sellers' ShareholdingsSeller Shares to be Sold Yei1 Tax Corporation 4,000 shares 2,000 shares 1.00/»Ho-kyung Kim 4,000 shares 2,000 shares 1.0%Young-chun 2,000 shares 2,000 shares 1.00/oSeung-min Lee 1,000 shares 1,000 shares 0.5%Eun-sook Park 1,000 shares 1,000 shares 0.5%Total 12,000 shares 8,000 shares 4.0%OTHER SELLERS“1•o ‘''orporat*eoo,: 1102a09)Ad. F, 313 Teheran-ro, Gangnam-gu, SeoulHo-kyung Kim (Date of Birth: January 5, 1971)Address: 120-1203, 1300 Yangjae-daero, Gangdong-gu, SeoulYoung-chun Kim (Date of Birth: December 26, 1964) Address: 104-1905, 220 Eunpyeong-ro, Eunpyeong-gu, SeoulSeung-min Lee (Date of Birth: May 26, 2006)Address: 202-1603, 61 Jido-ro 103beon-gi1, Deogyang-gu, Gyeonggi-Eun-sook Park (Date of Birth: May 7, 1967)(Si Address: 202-1603, 61 Jido-ro 103beon-gi1, Deogyang-gu, Gyeonggi-do

Appendix 2Subject Shares and Base Consideration per SellerSeller Shares Owned Shares to be Sold e ° % to be sold* Bask Consideration**Joong-jae Lee 110,000 shares 60,000 shares 30% KRW 4,950,000,000Myung-jong 48,oo0 shares 32,000 shares 16% KRW 2,640,000,000Yoon-wook Eo 16,000 shares 6,000 shares 3.0% KRW 495,000,000Phillip Kim 10,000 shares 4,000 shares 2.0% KRW 330,000,000Yei1 Tax Corporation 4,000 shares 2,000 shares 1.0% KRW 165,000,000Ho-kyung Kim 4,000 shares 2,000 shares 1.0% KRW 165,000,000Young-chun 2,000 shares 2,000 shares 1.0% KRW 165,000,000Eun-sook Park 1,000 shares 1,000 shares 0.5% KRW 82,500,000Seung-min Let{= , 1,000 shares , , 1,000 shares Total   110,000 shares 55% KRW 9,075,000,000* The Ownership % shall be calculated based on the total of 200,000 issued shares of the Company.** The Base Consideration shall be the amount calculated pursuant to Article 2.2 of this Agreement and shall serve as the valuation basis of the Consideration Shares to be delivered by the Buyer to each Seller at Closing.

Appendix 3Disclosure ScheduleThis Disclosure Schedule sets forth exceptions to the representations and warranties of the Sellers in Appendix 3.1 and 3.2 of this Agreement. The Sellers shall not be deemed to have breached the representations and warranties under this Agreement with respect to the matters set forth in this Disclosure Schedule. The specific items in this Disclosure Schedule indicate the corresponding representation and warranty for convenience of preparation and reference only. Any matter disclosed in one section of this Disclosure Schedule shall be deemed disclosed with respect to any other representation and warranty to which its relevance is reasonably apparent, even if not explicitly cross- referenced. The inclusion of any matter or fact in this Disclosure Schedule shall not be deemed an admission by any Seller or the Company of any violation of law or contract, fault, liability, wrongdoing, or breach of any specific representation or warranty, nor shall it be deemed to be material or be considered in determining materiality under this Agreement.Furthermore, the following matter is expressly disclosed in this Disclosure Schedule:The Company is currently in the process of raising capital from external investors, which may involve the issuance of new shares and result in changes to the shareholder composition and ownership percentages. However, this capital raising will be conducted in a manner that ensures the Buyer's ownership percen ge remains a Jl,% or higher. This matt‹i(nhall be deemed a discloson to the represent and warranties 'Iris Agreement.1. Exception to Appendix 3.2, Section (3) (Capitalization)The Company is, as of the date of this Agreement, in the process of raising capital from external investors. This capital raising may involve the issuance of new shares after the Closing, which could result in changes to the post-Closing shareholder composition and ownership percentages. However, such capital raising will be conducted on the condition that the Buyer maintains at least a 51% equity interest in the Company after the Closing.

Docusign Envelope ID: B76EF63E-FB40-4E03-9CBE-98B7233AA658

Appendix 3.1

Sellers' Representations and Warranties Regarding the Sellers

The Sellers, represent and warrant to the Buyer that the following statements are true and correct as of the date of this Agreement and as of the Closing Date (except where a different date is specified);

(1) Legal Capacity.

Each Seller is a citizen of the Republic of Korea and a resident under Article 1-2(1)(1) of the Income Tax Act, and is not a minor, person under adult guardianship, person under limited guardianship, or otherwise lacking legal capacity.

(2) Capacity and Authority.

Each Seller has the full power and authority to execute this Agreement and to perform his, her, or its obligations hereunder.

(3) Binding Obligation.

This Agreement has been duly executed by each Seller and constitutes a valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms.

(4) No Violation.

The execution of this Agreement and the performance of the obligations hereunder by each Seller do not and will not (i) violate any Law or governmental approval, or (ii) constitute a breach of, or default under (or an event that with notice or lapse of time or both would become a default under), or result in the acceleration of, any contract or agreement to which any Seller is a party.

(5) Litigation.

As of the date of this Agreement, there is no Litigation pending against any Seller that challenges the validity of the Transaction or seeks to prohibit, restrict, or delay the Transaction, and to the Knowledge of the Sellers, no such Litigation is Threatened.

(6) Required Consents.

No Required Governmental Approval or Required Third-Party Consent is required for any Seller.

(7) Fraudulent Convevance.There are no circumstances under which the Transaction would be subject to creditors' rights of revocation, avoidance, or similar rights under applicable Laws.(8) The Subieet Shares.The Subject Shares have been validly issued. Each Seller is the legal and beneficial owner of the Subject Shares set forth next to his, her, or its name in Appendix 2., free and clear of any Encumbrances. There is no Litigation pending with respect to the Subject Shares, and to the Knowledge of the Sellers, no such Litigation is Threatened. At the Closing, the Buyer will acquire from the Sellers good and valid title to the Subject Shares, free and clear of all Encumbrances.(9) Representations and Warranties.The Sellers make the representations and warranties regarding the Company as set forth in Appendix 3.2.t

Appendix 3.2Sellers' Representations and Warranties Regarding the CompanyThe Sellers, represent and warrant to the Buyer that the following statements regarding the Company are true and correct as of the date of this Agreement aild as of the Closing Date (except where a different date is specified):(1) Incorporation, Organization, Authority, and No Violation.The Company is a corporation duly incorporated and validly existing under the laws of the Republic of Korea and has the corporate power and authority necessary to conduct its business. No grounds for dissolution, liquidation, bankruptcy, rehabilitation, or similar proceedings under the Commercial Act or other applicable Laws exist with respect to the Company.(2) No Violation.The execution and performance of this Agreement do not and will not (i) violate the Company's Organizational Documents, (ii) violate any Law or governmental approval applicable to the Company, or (iii) constitute a breach of, or default under (or an event that with notice or lapse of time or both would become a default under), or result in the acceleration of, any contract or agreement to which the Company is a party.(3)As of the date of this Agreement, the authorized and issued share capital of the Company is as set forth in the table below. All issued shares have been validly and lawfully issued, are fully paid, and are non-assessable.Authorized Share Capital 10,000,000 sharesIssued Share Capital 200,000 sharesStated Capital (Par Value per Share) KRW 20,000,000 (KRW 100)Eaistence of Encumbrances NoneThe Company has not issued any convertible bonds, bonds with warrants, exchangeable bonds, or other securities convertible into or exchangeable for shares of the Company. The Company has not granted to any third party any stock options or any right to demand the issuance of shares or such securities, nor is it under any obligation to do so. No creditor or other third party holds any right to convert any debt or other right against the Company into shares of the Company

(including, but not limited to, by way of a debt-for-equity swap), and no such event is Threatened.The Company does not own any shares or equity interests in any other Person.(4) Shareholders' Agreements.There are no existing shareholders' agreements, investment agreements, or similar contracts relating to the establishment, financing, management, governance, or business operations of the Company.(5) Required Consents.No Required Governmental Approval or Required Third-Party Consent is required for the Company.(6) Business-Related Governmental Approvals.The Company has lawfully obtained and validly holds all governmental approvals required by applicable Laws for the ownership, use, or operation of its assets and for the conduct of its business as currently and formerly conducted, and has complied with the terms and conditions of such approvals. The Company has not taken any action that could result in the violation, invalidity, cancellation, vocation, suspension, ; renewal of any such .Mental app and no grounds or" ' “ " stances exist that could lead to such a result. The Company has not been notified of any such grounds or circumstances.(7) Compliance with Laws.The Company has complied with all Laws applicable to its incorporation, business, and the ownership, use, or operation of its assets, and no event or circumstance has occurred that constitutes or could constitute (with notice or lapse of time or both) a violation thereof. The Company has not received any notice or communication regarding a violation of Law, and no investigation, inquiry, or audit by any Governmental Authority is pending or, to the Knowledge of the Sellers, Threatened. No capital expenditure is required for the Company to comply with Laws applicable to its business and operations.(8) Financial Statements.The audited financial statements of the Company as of December 31, 2024, and the Base Financial Statements were prepared in accordance with K-IFRS, are consistent with the books and records of the Company, and fairly present, in all material respects, the financial position, results of operations, changes in equity, and cash flows of the Company as of the dates and for the periods indicated.

Docusign Envelope ID: B76EF63E-FB40-4E03-9CBE-98B7233AA658

The annual, semi-annual, and quarterly reports of the Company for the last three years do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

(9) No Undisclosed or Contingent Liabilities.

The Company has no debts or liabilities (including contingent liabilities and off-balance-sheet liabilities), and no event, cause, or circumstance exists that could give rise to such debts or liabilities, other than (i) those reflected or disclosed in the Base Financial Statements, or (ii) those incurred in the Ordinary Course of Business since the date of the Base Financial Statements.

(10) Assets.

The Company has good and valid title to, or a valid right to use, all material assets necessary for the conduct of its business, and such assets are free and clear of any Encumbrances, other than Permitted Encumbrances. The assets owned or used by the Company are in good working condition, reasonable wear and tear excepted, consistent with their current business purpose, and the Company is not in breach of any material lease agreement.

(11) Securities and Receivables .

The securities and receivables held by the Company are free and clear of any Encumbrances. The securities and receivables held by the Company are recoverable at a value not less than the amount stated in the balance sheet of the Base Financial Statements. The Company's accounts receivable (including trade receivables) arose from bona fide transactions in the Ordinary Course of Business, are enforceable against the debtors, and are collectible at maturity without extraordinary expense. The Company's accounts receivable are not subject to any set-off, deduction, or adjustment, and are free from any Encumbrances.

The Company's accounts payable (including trade payables) arose from bona fide transactions in the Ordinary Course of Business and have been properly reflected in the Company's books and the Base Financial Statements in accordance with the Company's accounting practices and K-IFRS.

(12) Employment Matters.

As of the date of this Agreement, the Company has no obligation to employ any person other than its current officers and employees, and is not responsible as an employer under the Labor Standards Act, the Act on the Protection of Dispatched Workers, or other labor-related Laws, and has no obligation to convert any fixed-term, part-time, or dispatched workers to regular employment status.

The Company is not and has not been in violation of any labor-related Laws, including the Labor Standards Act, its internal rules (including rules of employment), any collective bargaining agreements, or any employment contracts. The Company has complied with all terms of employment, including wages (including minimum wage), allowances, bonuses, severance pay, working hours, holidays, leave, and other welfare benefits required to be provided to its employees under such laws, rules, and agreements. No complaint, accusation, administrative action, or investigation has been initiated or is pending by any Governmental Authority or third party in connection therewith. The Sellers have provided the Buyer with all information and documents regarding the terms of employment that the Company is obligated to provide to its employees. (i) The Company has not experienced any strikes or other labor disputes in the past five years, and no strike, work stoppage, or other labor dispute is currently in progress. (ii) There are no pending employee grievances, complaints, accusations, or lawsuits filed with any Governmental Authority against the Company related to employment matters. There is no labor union at the Company.(13)            Taxes.With respect to its business, the Company has (i) timely and properly filed all tax returns required by applicable Law, (ii) timely paid all Taxes due and payable (including all Taxes required to be withheld from payments to employees, Jedttors, Mr other third parties), d(ii) estâ' ’s “’ ”' fficient reserves e ayment of Taxesdue.The Company (i) has not violated any tax-related Laws, court rulings, or governmental actions, orders, instructions, or interpretations, and (ii) is not subject to any tax audit or investigation by any Governmental Authority, has not been notified of any pending audit, and, to the Knowledge of the Sellers, no such audit is Threatened.The Company has not entered into any agreement under which it has agreed to pay or be jointly liable for the Taxes of any other person(14)             Intellectual Property .The Company owns or has a valid right to use all Intellectual Property Rights used in connection with its business (the “Company IP”), and the Company IP owned by the Company is free and clear of any Encumbrances. Neither the Sellers nor their Related Parties own any intellectual property related to the Company.No third party (including former and current officers and employees of the Company) has any right to claim compensation from the Company in connection with the Company IP.

The Company's use of intellectual property does not conflict with or infringe upon the intellectual property rights of any thîrd party. The Company has not received any notice alleging such infringement, and to the Knowledge of the Sellers, no such infringement is Threatened. To the Knowledge of the Sellers, no third party has infringed upon the Company's IP.(15) Litigation.There is no Litigation pending to which the Company is a party or to which any of its officers or agents is a party in connection with the conduct of the Company's business, and to the Knowledge of the Sellers, no such Litigation is Threatened.(16) Related Party Transactions .All transactions between the Company and any of its Related Parties, affiliates, or shareholders have been conducted on an ami’s length basis, under terms and conditions that are fair and equivalent to those that would prevail in transactions with unrelated third parties.Such transactions do not violate any applicable Laws and do not pose a risk of increased tax liability for the Company or criminal or administrative sanctions (such as fines or penalties) against the Company or its officers and employees.(17)             Insurance.The Colby (i) maintains aÏce policies requiredif w or by contractsthe Com y is a party, as well as policies customarily maintained by companies in its industry, (ii) has paid all premiums due and is not in arrears, (iii) has duly entered into all such insurance policies, which are valid and in full force and effect, (iv) has insurance coverage that is sufficient to cover losses or risks that may arise in the Œdinary Course of Business, (v) has not experienced any insured event that would exceed the coverage amount or that was not reflected in the insurance premiums, and (vi) has not placed any Encumbrance on its right to claim insurance proceeds..(18) Environment, Health, and Safetv.The Company has complied in all material respects with all applicable Laws relating to the environment, health, and safety in connection with its business operations, and has lawfully obtained and holds all material Permits required thereunder. The business premises owned or used by the Company are not subject to any environmental liabilities or obligations.(19) No Material Adverse Effect .

Since the base date of the due diligence, (i) no Material Adverse Effect has occurred with respect to the Company, (ii) the Company has conducted its business in the Ordinary Course of Business, and (iii) none of the events specified in Section 5.1(2) has occurred.(20)             No Finder's Fees.The Company has no obligation to pay any fee, commission, or other compensation to any third party in connection with the Transaction, and has not entered into any agreement or taken any action that would grant any third party the right to claim such a fee.(21) Accuracy and Completeness of Due Diligence Materials.All materials and infomation provided by the Sellers to the Buyer in connection with the Company are accurate and true in all material respects, and all material information necessary for the Buyer to understand the Company and evaluate its value has been provided without omission.

Appendix 3.3Buyer's Representations and Warranties(1) Incorporation. The Buyer is a company duly incorporated and validly existing under the laws of the Cayman Islands.(2) Capacity and Authority. The Buyer has the full corporate power and authority to execute and perform this Agreement.(3) Authorization. The Buyer has completed all necessary internal corporate procedures to authorize the execution and performance of this Agreement.(4) Binding Obligation. This Agreement has been duly executed by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.(5) Permits and Consents. No Required Consent or third-party consent is required for the Buyer to execute and perform this Agreement and to complete the Transaction.(6) No Violation. The execution and performance of this Agreement by the Buyer do not and will not (i) violate any Law, gon ntal order, or peicable to the Bti Jviolate the Buy rganizational Documents, or (iii) violate any contract or agreement to which the Buyer is a party.(7) Litigation. No Litigation has been filed against the Buyer that challenges the validity of the Transaction or seeks to prohibit, restrict, or delay the Transaction, and to the Buyer's knowledge, no such Litigation is Threatened.(8) Ability to Pay Consideration. The Buyer has sufficient authority and capacity to issue or transfer the Consideration Shares to be transferred to the Sellers under this Agreement, and such shares will be validly issued and freely transferable at the Closing.(9) Independent Investigation. The Buyer has been provided with sufficient materials and information to investigate and evaluate the business, assets, liabilities, prospects, and financial condition of the Company, as well as the Company and the Subject Shares. The Buyer is a sophisticated investor and has, either directly or through professional advisors, conducted its own independent analysis and evaluation, upon which it has relied. The Buyer has conducted its own review and assessment of the Subject Shares and their value and has entered into this Agreement and other agreements in connection with the Transaction based on its own independent judgment. The Buyer acknowledges and agrees that (i) its decision to enter into this Agreement and proceed with the Transaction is based solely on its own independent investigation, review, and evaluation, and on the express representations and warranties of the Sellers set forth in Appendix 3.1 and Appendix 3.2 of this Agreement (including the Disclosure Schedule), and (ii) except for the express representations and warranties of the Sellers set forth in Appendix 3.1 and Appendix 3.2, neither the Sellers, the Company, nor any other person has made any other express or implied representation or warranty with respect to the Sellers, the Company, the Subject Shares, or this Agreement. No representation or warranty has been made with respect to any forecasts, business plans, estimates, prospects, or profitability of the Company presented to the Buyer during due diligence or otherwise, and such materials shall not form the basis for any claim for damages under this Agreement for any reason.